William C. Davisson III Direct Dial: (650) 463-2660 william.davisson@lw.com	135 Commonwealth Drive Menlo Park, California 94025 Tel: (650) 328-4600 Fax: (650) 463-2600 www.lw.com FIRM / AFFILIATE OFFICES
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September 27, 2005

VIA FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:                                     Zafar Hasan, Attorney-Advisor

Re:                               Sunesis Pharmaceuticals, Inc.

Registration Statement on Form S-1
File No. 333-121646 (the “Registration Statement”)

Ladies and Gentlemen:

In connection with the proposed initial public offering (the “Offering”) of Sunesis Pharmaceuticals, Inc. (the “Company”) pursuant to the Registration Statement, we are counsel to the Company.  Enclosed for filing herewith is Amendment No. 6 to the Registration Statement (“Amendment No. 6”).  On behalf of the Company, we advise the Staff of the following disclosures set forth in Amendment No. 6:

•              the initial public offering price of the Offering is $7.00 per share;

•              existing stockholders of the Company have indicated an interest in purchasing up to an aggregate of 1,414,300 shares of common stock in the Offering; and

•              the estimated amount of the deemed dividend in connection with the conversion of the Company’s preferred stock into common stock is $88.1 million.

We have previously furnished to the Commission our analysis of the reduction of the initial public offering price of the Offering.  We are furnishing this letter to the Commission to address whether a preliminary prospectus for the Offering should be recirculated in view of (1) the participation of several of the Company’s existing stockholders in the Offering and (2) the increase in the estimated amount of the deemed dividend.

We have advised the Company of the Commission’s position, set forth in Rules 460 and 461 and Release No. 33-4968 under the Securities Act of 1933, that the Commission “[h]aving due regard to the adequacy of information respecting the registrant theretofore available to the public...and to the public interest and the protection of investors,” will not grant acceleration of a registration statement “[w]here the form of preliminary prospectus, which has been distributed by the issuer or underwriter, is found to be inaccurate or inadequate in any material respect.”  For the reasons set forth below, the Company and the managing underwriters, after reviewing the changes to the preliminary prospectus in their totality and after discussing the matter with us and counsel to the underwriters, do not believe that the preliminary prospectus previously distributed to potential investors (the “Preliminary Prospectus”) was rendered inaccurate or inadequate in any material respect by the changes made and, therefore, do not believe that recirculation of a preliminary prospectus is required.

Participation of Existing Stockholders

The Preliminary Prospectus reflected that Biogen Idec had indicated an interest in purchasing up to an aggregate of approximately $4.0 million of common stock in the Offering.  The Preliminary Prospectus also reflected that indications of interest are not binding aggrements or commitments to purchase and that Biogen Idec may elect not to purchase any shares in the Offering.  The prospectus included in Amendment No. 6 reflects that Biogen Idec, entities affiliated with Warbung Pincus, entities affiliated with Venrock Associates, entities affiliated with Mayfield Associates and Abingworth BioVentures have indicated an interest in purchasing up to an aggregate of 1,414,300 shares of common stock in the Offering.  In accordance with the conversation on September 26, 2005 between Mr. Zafar Hasan of the Staff and the undersigned, the prospectus included in Amendment No. 6 also reflects that the Company believes that these existing stockholders have submitted these indications of interest, in part, to support the Offering.  As a result of their participation in the Offering, the Company’s existing stockholders will own a larger percentage of the Company’s common stock upon completion of the Offering. Specifically, the ownership of the Company’s stockholders will increase from 72.0% (assuming no participation) to 78.6% (assuming full participation as set forth in Amendment No. 6).  The Company does not believe that this increase in beneficial ownership of its existing stockholders, or any changes in relative beneficial ownership of the Company’s existing stockholders as a result of such participation, is material to investors.

Amount of Deemed Dividend

The “Capitalization” section of the Preliminary Prospectus erroneously reflected an estimated deemed dividend in connection with the conversion of the Company’s preferred stock into common stock of $16.3 million.  Amendment No. 6 reflects an estimated deemed dividend in the amount of $88.1 million.  The deemed dividend will be accounted for as a debit to retained earnings and an offsetting credit to additional paid in capital in the Company’s financial statements for the quarter ending September 30, 2005, and will not change stockholders’ equity as set forth in the Preliminary Prospectus.  The deemed dividend will be reflected in the Company’s financial statements for the quarter ending September 30, 2005 and will not affect future periods.  Accordingly, the Company does not believe that the amount of the deemed dividend is material to investors.

Investors Will Be Notified.

The Company has been informed by the managing underwriters that the normal channels of communications between the underwriters and potential purchasers are being and would be used to inform such potential purchasers of (1) the change in the offering price, (2) the indications of interest submitted by the Company’s existing stockholders and (3) the amount of the deemed dividend prior to the mailing of confirmation notices.  All underwriters in the syndicate have agreed to notify all potential purchasers of the change in the offering price and changes in the disclosure in the prospectus prior to confirming sales.  In addition, a copy of the final prospectus will accompany each confirmation notice.

The Company’s financial condition, strategy, plan of operations and goals set forth in the preliminary prospectus filed with the Commission in Amendment No. 6 are the same as those set forth in the Preliminary Prospectus, and the Company respectfully submits that no purpose would be served by recirculating a preliminary prospectus with substantially the same disclosures.  The Company believes that no additional or revised information is contained in the new preliminary prospectus that would be material to an investor’s decision to purchase shares of common stock, or that any such information causes the disclosure in the circulated Preliminary Prospectus to be inaccurate or inadequate in any material respect.  For these and the other reasons discussed above, the Company believes that recirculation of a preliminary prospectus is not required.

If you have any question or comments concerning the foregoing, please do not hesitate to call the undersigned at (650) 463-2660.

Very truly yours,

/s/ William Davisson

William Davisson
of Latham & Watkins LLP

cc:                                 Daryl B. Winter, Sunesis Pharmaceuticals, Inc.

Alan Mendelson, Latham & Watkins LLP

John T. McKenna, Cooley Godward LLP